Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 1, 2022

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Transcript and audio recording of the Earnings call conducted on January 28, 2022

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter ended December 31, 2021, conducted on January 28, 2022. Also please note that this transcript and the audio recording of the call, both have been uploaded on our website.

The weblink to access it:

https://www.drreddys.com/investors/presentations/earnings-call/?year=FY22

This is for your information and record.

Yours faithfully,

For Dr. Reddy's Laboratories Limited

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

Dr. Reddy's Laboratories Ltd.

Q3 FY22 Earnings Conference Call

January 28, 2022

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

Moderator:	Ladies and gentlemen, Good day and welcome to Dr. Reddy's Q3 FY22 earnings conference call. As a reminder, all participants' lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing "*" then "0" on your touch-tone phone. Please note that this conference is being recorded. I now hand the conference over to Mr. Amit Agarwal – Head of investor relations. Thank you and over to you.

Amit Agarwal:	Thank you. A very good morning and good evening to all of you. And thank you for joining us today for the Dr. Reddy's earnings conference call for the quarter ended December 31st, 2021. Earlier during the day, we have released our results, and the same are also posted on our website. This call is being recorded and the playback and transcript will be made available on our website soon. All the discussions and analysis of this call will be based on the IFRS consolidated financial statements.

To discuss the business performance and outlook, we have the leadership team of Dr. Reddy's comprising Mr. Erez Israeli – our CEO, Mr. Parag Agarwal – our CFO, and the investor relations team. Please note that today's call is a copyrighted material of Dr. Reddy's and cannot be re-broadcasted or attributed in press or media outlets without the company's expressed written consent.

Before I proceed with the call, I would like to remind everyone that the safe harbor contained in today's press release also pertains to this conference call. Now I hand over the call to Mr. Parag Agarwal. Over to you, sir.

Parag Agarwal:	Thank you Amit and greetings to everyone. Hope all of you are keeping well.

We had yet another quarter of good performance in terms of year-on-year growth in revenues and profits while maintaining a healthy EBITDA margin and generating good cash flows. Let me take you through the key financial highlights for the quarter in a bit more detail. For this section, all the amounts are translated into US dollars at a convenience translation rate of Rs. 74.39 which is the rate as of December 31st 2021.

Consolidated revenue for the quarter stood at Rs. 5,320 crores, i.e., USD 715 million, and grew by 8% on a year-on-year basis and declined by 8% on a sequential quarter basis. Year-on-year growth has been supported by growth across most of our businesses and was driven by good base business performance and recent launches. Sequentially however, our revenues were impacted on a higher base of Q2 which had a higher contribution from COVID-related products and recognition of out-licensing income in our proprietary products business.

Consolidated gross profit margin for this quarter has been at 53.8% which is flat over previous year. However, the margin increased by 40 basis points on a quarter-on-quarter basis. Gross margin for the global generics and PSAI were at 57.8% and 22.5% respectively for the quarter.

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

The SG&A spend for the quarter is Rs. 1,541 crores, i.e., USD 207 million, an increase of 7% year on year and a decrease of 3% quarter on quarter. The year-on-year increase is in line with our business growth and on account of continued investments in sales and marketing activities for brands in India and emerging markets. As a percentage to sales, our SG&A has been at 29% which is lower by 20 basis points year on year.

The R&D spend for the quarter is Rs. 416 crores, i.e., USD 56 million and is at 7.8% of sales. R&D spend increased by 1% year on year and declined by 7% quarter on quarter. The product development activities continued normally during the quarter, and we continue to build a healthy pipeline of new products across our markets.

The EBITDA for the quarter is Rs. 1,266 crores, i.e., USD 170 million and the EBITDA margin is 23.8%. The EBITDA margin for the 9 months in this fiscal is at 24% and it's closely tracking our aspiration target of 25%.

Consequently, our profit before tax stood at Rs. 971 crores, i.e., USD 131 million, which is a growth of 242% year on year and a decrease of 23% quarter on quarter. Adjusted for the impairment charges, our profits grew by 10.7% over the previous year.

Effective tax rate for the quarter has been at 27.2%. We expect our normal ETR to be in the range of 25% to 26%. Profit after tax for the quarter stood at Rs. 707 crores, i.e., USD 95 million.

Reported EPS for the quarter is Rs. 42.48.

Operating working capital decreased by Rs. 512 crores which is USD 69 million against that on September 30, 2021. The decrease was primarily driven by a decrease in receivables of Rs. 616 crores aided by higher collections.

Our capital investment during the quarter stood at Rs. 414 crores which is USD 56 million. The free cash flow generated during this quarter was a net inflow of Rs. 1,274 crores which is USD 171 million. Consequently, we now have a net cash surplus of Rs. 998 crores, i.e., USD 134 million as on December 31st 2021.

Foreign currency cash flow hedges in the form of derivatives for the US dollar are approximately USD 360 million, largely held around the range of Rs. 75.4 to Rs. 78.9 to the dollar, ruble 5,875 million at the rate of 0.9909 to the ruble, Australian dollar 2.5 million at the rate of Rs. 58.74 to the Australian dollar, and South African rand 36.9 million at the rate of Rs. 4.97 to South African rand maturing in the next 12 months.

With this, I now request Erez to take through the key business highlights.

Erez Israeli:	A good morning and good evening to everyone. I hope you and your family are all safe and healthy.

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

I am pleased to share that we had a strong financial performance during the quarter without any benefits of one-off or COVID-related sales. We have grown year on year across our key businesses and both EBITDA and RoCE margins are closer to our aspirational target of 25% each while we continue to invest in our future growth business. We have been able to achieve this despite certain industry level headwinds like higher level of price erosion across the generic segment in the US market, increase in commodity prices, and higher freight costs. The sustained performance shows the resilience we have been able to build with a diversified business model to mitigate such external headwinds. We also generated significant cash flow during the quarter and are now having a net cash surplus which will enable us to invest for future growth.

Let me take you through the key business highlights for the quarter: The reference of these numbers in these sections are in respective local currencies.

Our North America generic business recorded sales of $248 million for the quarter with a year-on-year growth of 6% however a sequential quarter decline of 2%. During the quarter, we continued to gain market share for some of our key products including the recent launch of icosapent ethyl soft gels. However, the sales were impacted due to price erosion for some of our products as has been the case for the entire sector and seasonal demand variation for a few of our key products. We launched 4 new products in the United States during this quarter.

Our Europe business recorded sales of 47 million euros and was largely flat both year over year and sequentially. During the quarter, we launched 4 new products in Germany and 1 product each in France and Ireland. We are expecting a few good launches during Q4, which should enable us to return to growth in this market.

Our emerging market business recorded sales of Rs. 1,154 crore with a strong year-on-year growth of 20%, however, registered a sequential decline of 11%. Within the emerging markets, the Russia business grew by 2% on a year-to-year basis and declined by 18% on a quarter-to-quarter basis in constant currency. As informed earlier, the Q2 performance in Russia was very strong, which was supported by seasonal demand and launch of biosimilar bevacizumab, and the rest of the world markets, sales were supported by one off sales of the COVID-related products. During the quarter, we launched 16 new products across various emerging markets.

Our India business recorded sales of Rs. 1,027 crores with year-over-year growth of 7% and sequential decline of 10%. Adjusted for COVID-related portfolio sales in the previous year, and in the last quarter, the business performance has been fairly strong and in line with expectations. During the quarter, we launched 4 new products in the India market. As per IQVIA report of December 2021, we have grown higher than the market at 23.1% on a MAT basis against market growth of 18.1%.

Our PSAI business recorded sales of 97 million with year-over-year growth of 2% but sequential quarter decline of 14%. We expect the performance to improve in the coming quarters.

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

During the quarter, we filed 32 drug master files globally including 2 filings made in the United States. We have also filed 22 formulation products across global markets and one ANDA in the United States. As of December 31st, 2021, we had 91 cumulative filings pending for approval with the US FDA, which include 88 ANDAs and three 505(b)(2) NDAs.

During the quarter, we have signed a deal with Fresenius for commercialization of our biosimilar rituximab in the United States. We are also continuing with global development of 5 to 7 other biosimilar in our portfolio that are in various stages of pre-clinical and clinical development.

Earlier during the month, we had launched molnupiravir in India, expanding our portfolio to fight against the on-going COVID pandemic. We are also working on certain export opportunities in line with the licensing rights obtained from Merck. As regards to Sputnik, we are now ready with capacities in India. We are working actively with the government of India for registering Sputnik Light as a vaccine and as a booster dose of Sputnik V. We have also submitted a proposal to DCGI to conduct a trial to test Sputnik Light as a booster to other vaccines. Sputnik continues to be a viable option for Dr. Reddy's for India and other countries.

Consistent with our aspiration and healthy balance sheet, M&A remains an integral part of our growth strategy, and therefore, we are actively pursuing few deals across our focus geographies. We are progressing well to strengthen the key processes in core businesses and in the digitalization journey. Going forward, we are looking to double down our efforts in very critical, important areas of innovation as well as ESG. There is good progress to deliver on the short-term and long-term growth levers across our businesses, and we remain committed and optimistic about this.

I am pleased to share also the recent recognitions of our efforts towards the ESG. In November 2021, we were positioned No. 9 among pharma companies in the world in the Dow Jones Sustainability Index 2021. During the quarters, we were also recognized by the UN WEP for gender inclusivity in the workplace. Our FTO SEZ PU1 manufacturing plant in Vizag was honored with the prestigious National Energy Conservation Award by the Bureau of Energy Efficiency, Ministry of Power, Government of India. We have been recognized as the most innovative company for the year 2021 at CII Industrial Innovation Awards 2021. Earlier this month, we won a prestigious apex award, Sustainable Corporate of the Year 2021 Frost & Sullivan TERI's Sustainability 4.0 Award. As you can see ESG would continue to remain our focus area and we are going to increase our effort in that direction.

With this, I would like to open the floor for questions & answers.

Moderator:	Ladies and gentlemen, we will now begin the question-and-answer session. The first question is from the line of Kunal Dhamesha from Emkay Global. Please go ahead.

Kunal Dhamesha:	The first question is, on the US, you have mentioned that the price erosion has been a little bit severe but if we do a back calculation, is it fair to say on a sequential basis, it's somewhere in the high-single to low-double kind of digit price erosion in US for this quarter?

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

Erez Israeli:	I don't think that as a kind of global phenomenon. It continues to be a product-based situation, but in Q4 a relatively a large number of our products faced competition. And if we work on the overall basis, it's more like a double digit. But despite that, we're still growing. We managed to offset this erosion with new products, with market share as well as with productivity activities. This still remains an issue and the growth of about, I think now 9 out of 10 quarters we are growing in the US and this will continue to be a kind of the phenomenon also in the future in which I do see growth, maybe slower than other markets but we are still going to grow in the United States.

Kunal Dhamesha:	Secondly, on the COVID-related contribution across India and emerging markets, what would that be as a percentage of revenue for the first 9 months?

Erez Israeli:	It was primarily in the second quarter, not so much in the third quarter. So, the third quarter was without major sales of COVID products and we will see probably also more in the Q4. In this respect, let us say the main contribution of this portfolio will be in the second as well as in the fourth, not so much on the third.

Kunal Dhamesha:	In India, there was contribution in the first quarter as well due to the Delta wave?

Erez Israeli:	In the third quarter, not so much. That's why on the sequential basis when you compare India, that's why there is a decline because it was relatively large contribution during the second quarter but not so much in the third. The second as you remember very much was affected by the Delta wave and this one is the Omicron wave. In between, luckily, there was no another wave; therefore, not so much demand.

Kunal Dhamesha:	A follow-up on that; now that we are seeing healthy COVID contribution at least for the first nine months. Do you see that to continue in FY23 or do you see the COVID contribution would not be a big part in FY23?

Erez Israeli:	We are preparing for that. So, all the activities around prevention, whether it's vaccines or products as well as community treatments, whether it's products that we have like molnupiravir and additional products that we are working on meant for that area. Naturally, we don't know how this pandemic will evolve. It's hard to predict how it's going to be, but we are prepared for that.

Kunal Dhamesha:	And in case if it doesn't pan out, do we still have growth levers in place to grow on this base?

Erez Israeli:	Absolutely. We will continue to grow in the spirit that we have discussed in the past; double-digit growth, 25:25 while financing the business with or without COVID products. This is extra.

Moderator:	The next question is from the line of Neha Manpuria from Bank of America. Please go ahead.

Neha Manpuria:	Erez, you just mentioned about double-digit price erosion in the US. Could you give us some color on how this is trending in the quarter given it was product specific? Should we see this abating to more normalized price erosion? Any color on that?

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

Erez Israeli:	It should be. I believe that most of the products that faced erosion were already there. The business model that exists in the US will continue as it normally does. The business model will not change, but in terms of the products that were affected by this, I believe that most of the effect is behind us.

Neha Manpuria:	Just to understand, given we saw a double-digit price erosion in the US, but if you look at our generics' gross margins, they seem to have improved close to about 100 basis points quarter on quarter despite the fact that we had headwinds in terms of raw material cost, etc. What drove this improved margins?

Erez Israeli:	It is a combination of what I discussed. First, launch of the products which changed the mix, so it improved mix. Second is productivity activity that we are doing on the cost improvement programs and others. And third is market share with the relevant products in which we have better productivity. We were preparing ourselves for this phenomenon, and like I mentioned in my script, we are growing despite of those headwinds. So, I am not so concerned about this thing going forward.

Neha Manpuria:	My last question is on the India business. I think you mentioned there was no COVID product contribution. Should I assume there was no contribution from or very little contribution from Sputnik too in the quarter?

Erez Israeli:	In the quarter 2, there was a relatively higher demand because it was very much affected at the time by the Delta wave. And in this quarter, luckily there was no such demand in India. So, what we are going to see is the contribution in India in Q2 as well as we are going to see some in Q4 because of the current wave that we are in, but Q3 was very less.

Neha Manpuria:	What about the export opportunity for Sputnik? Are we in discussions with the government to allow us to export given that the booster trial will just start and that is sometime away?

Erez Israeli:	We can export the products, both the vaccine as well as the other products.

Neha Manpuria:	And we have started exporting it in the current quarter or not as yet?

Erez Israeli:	In Q3, we did not export COVID products.

Moderator:	The next question is from the line of Damayanti Kerai from HSBC Securities and Capital Markets. Please go ahead.

Damayanti Kerai:	My first question is, can you share your observation around the commodity and raw material price, whether you have seen some kind of moderation compared to the second quarter, and how do you see this part moving up in the next few quarters?

Erez Israeli:	Yes, we did see it. We saw it in 3 areas with some commodity intermediates, especially that are serving us in the API. The second is in the energy cost, especially coal a few months ago, especially in India. And the third is on the freight and the shipping cost. All of that we absorbed within the margins. We counter-measured it with the other activities to offset all that. I believe that the trend is behind us in a way that I do not anticipate additional hike in that magnitude. Some of the prices did not go down yet to the original level, but I don't anticipate additional inflation of this magnitude or scale.

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

Damayanti Kerai:	So, very broadly, we can assume that the peak is over and price might see, I'd say, more moderation from here on?

Erez Israeli:	As much as one can predict, it looks better now. How to predict with the pandemic and the geopolitical situation in the world? Assuming no other big event, it should be better.

Damayanti Kerai:	And my second question is, can you talk a bit about your biosimilar portfolio which you are working on and which are your target markets for key products?

Erez Israeli:	We are targeting globally. We have rituximab which we have now commercially with most of the emerging markets, and the primary markets for it today are India and Russia. And then we have the bevacizumab and additional 4 biosimilars primarily for emerging markets. In addition to this, we are in the development, as I shared in my script, we signed a deal for rituximab for United States and we will do it by ourselves. Rituximab is going to be our first global product, and we have right now additional 3 products in clinical trials as well as additional products that are in the preclinical stage. Overall, it's a healthy portfolio that cover us very nicely from about 2024 until 2031-2032 in which we will launch all of these products.

Damayanti Kerai:	And my last question is, have you heard any update on your Duvvada plant from the USFDA?

Erez Israeli:	We did not receive any feedback from the USFDA as of date. It normally takes 90 days and 90 days are due sometime next week. Around that date, we'll probably get a feedback. We had 2 months' time to submit certain data as part of our commitment to the response to the USFDA of the approvals that we got and we submitted it on time and in full. And we are awaiting the feedback and hopefully we will get an EIR for this place.

Moderator:	The next question is from the line of Ashwini Agarwal from Akash Ganga Investments. Please go ahead.

Ashwini Agarwal:	The question is on the peg filgrastim, the pre-filled syringe, which we talked that will be commercializing in Q3 FY22. Can you just update me with the status right now?

Amit Agarwal:	Currently, it is with Fresenius. For the US and Europe markets, we have a deal with Fresenius and basically they have guided for calendar 2022 launch. As of now, that's the status.

Ashwini Agarwal:	My second question would be a bit odd, but actually I wanted to understand on that part that whenever we launch the product, what is the average duration at which we can command the premiumization compared to when it becomes you can say a normal or pricing product?

Amit Agarwal:	I don't think we will be able to comment on that part.

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

Moderator:	The next question is from the line of Suryanarayanan from PhillipCapital. Please go ahead.

Suryanarayanan:	Sir, on the pricing erosion situation in the US what you mentioned, is it largely to Dr. Reddy's specific that double-digit kind of price erosion situation? And possibly could be because of more number of Para III launches by you? Is that the situation or it is broad-based, double-digit kind of price erosion that we have witnessed in the US?

Erez Israeli:	It's the business model in the United States. So, naturally, every company is facing price erosion. I think the proportion of the price erosion is very much based on how many of your products are facing competition and what is the timing in which the customers are issuing their RFPs. In our case, we launched, let us say in the last 3 years about 80 products in the United States. So, naturally, those products by design will face competition. They are larger in proportion out of the entire basket. That's why percentage per se is less, for me at least, an indicator of the health of the business. The health of the business the way I dictate it is growth and EBITDA and ROCE. And so far, it's pretty healthy and we are maintaining the margins and even growing a little bit in the United States despite those headwinds.

Suryanarayanan:	Sir, the second point is on the let us say US has so far been the dominant revenue contributor and earning contributor for us. But in the recent times, we have obviously thought about diversifying our focus towards emerging market, new markets like China and all. Also, accordingly reducing R&D spend targeted for the US market. Let us say 5 years down the line, is it fair to believe the revenue share of North America would be meaningfully different than what currently it is?

Erez Israeli:	Indeed, you described our strategy for the last 4 years. We are investing in other markets for growth in both India and emerging markets and this is providing us by using the same fixed assets based on our portfolio, our assets, our knowledge, etc. this is allowing us more growth with less risk. And yes, I think it's fair to say that these markets will grow faster than the US. The United States will continue to be an important market for us. I just want to emphasize on it and we will continue to invest and grow in the United States. The other emerging markets anyhow will grow faster than the United States. Therefore, then the average weight of the United States will decrease, is decreasing already and will decrease over time. And the capital allocation is done accordingly to the diversification efforts.

Suryanarayanan:	Just last one question on this generic Revlimid. We have already launched the product in Canada, and that is also a kind of influential size market for this product. Whether we have seen the appropriate number of or the kind of revenue that the product could have generated out of Canada market, whether we have achieved the right size revenue out of it as of or we will take longer time to achieve the peak potential out of the market from Revlimid?

Erez Israeli:	In Canada, it will take a bit longer because in the way that the Canadian process is working, we have to register it in each one of the relevant provinces in Canada. And then, for each one of them to participate in the relevant sales processes with tenders or other mechanism in which each one of the states is providing. So, we are suspecting it a bit longer. It's not the Day 1 launch that you see in the United States in that respect. In any case, the launch in the US and the launch in Canada are unrelated, as the launch in the US is part of a settlement, while in Canada is naturally a free market situation. It's not the same situation. I would not draw any conclusion from one market to another. Last but not the least, we are going to launch this product not just in Canada and the United States, but we are going to launch it also in Europe as well as in some emerging markets. So, this is going to be a global product for us.

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

Moderator:	The next question is from the line of Sameer Baisiwala from Morgan Stanley. Please go ahead.

Sameer Baisiwala:	Sir, the first question is on icosapent which is Vascepa in the US. Good job done on the market share gain. I think it's now stabilizing around 11-12% for the last few weeks. Have we reached the peak or what's the outlook over here? And is it the supply that is holding you back?

Erez Israeli:	I think that the product is doing well. We are planning to continue to do well also in the next quarters to come. There is still a lot of market share to gain with this product as the innovator is still holding a nice market share. And in terms of supply, it is not constraining us at this stage.

Sameer Baisiwala:	Then why is the market share in early double-digit and not much higher if supply is not holding you back? What's the roadblock?

Erez Israeli:	The roadblock is the desire of customers to take the product from us.

Sameer Baisiwala:	But that's a little counterintuitive because generic is lower priced. So, most of the time, customers are too happy to take generic products. Is anything different over here?

Erez Israeli:	No, nothing different here.

Sameer Baisiwala:	That's fine. The second question is on the Russia and Ukraine business. Given the geopolitical situation, what's your read of the situation? Have you seen any disruption or any problem in a business that you are doing over there?

Erez Israeli:	The Ukraine-Russia situation is beyond my paycheck. Russia is a very important market for us, will continue to be an important market for us, and if there will be any – hopefully not, I wish not, but if there will be any adverse event, we'll have to accordingly be prepared for it, and we are. But I wish that it will be only peace in the world and calmness.

Sameer Baisiwala:	So far, have you seen any impact on the business?

Erez Israeli:	No.

Sameer Baisiwala:	Okay, great. One final question, if I may, which is on your Health Tech platform. Is there any update over here? How has been the progress? Anything you can share on the physical infrastructure that you have built especially for online pharmacy fulfillment and diagnostic side? And how many cities have you rolled out? What's the plan going forward for next 4-6 quarters?

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

Erez Israeli:	Sure. It is going very nicely. We are basically on the last stages of finishing the pilot. We are now present in 5 cities, going to 10 cities in the next few weeks. This will cover of course the main cities of India including Mumbai and Delhi. Accordingly will be the roll out of the companies that will join this platform. Our main way to grow this business is by convincing the companies to work with us and give treatment to direct consumers and basically insured by our insurance in this product. And of course, rolling out good services by physicians as well as by other vendors to provide excellent service. This is very very niche project and I'm very proud of the beginning and believe in it very much. It's a good thing for us and I believe it's a very good thing for India as a whole.

Moderator:	The next question is from the line of Shyam Srinivasan from Goldman Sachs. Please go ahead.

Shyam Srinivasan:	Thank you for taking my question. The first one is on the PSAI business. In your opening remarks, Erez, you mentioned we expect performance to improve quarter on quarter. What's driving that optimism? I remember last quarter we had the issue of inventory de-stock from some of our customers. Can you help us understand the dynamics in the PSAI business?

Erez Israeli:	Sure. If we are taking out COVID-related behavior by companies, the business based on its consumption, the main driver of growth will be the launches that will be in the marketplace of FY23, FY24, and FY25 by the customers, both by internal use as well as external use. And if we use the Pareto, meaning the top products that used to drive this business are going to be changed by products that will be launched in that area, which will be, 1) more profitable, 2) bigger in the size. This will drive the growth on the base API. PSAI is comprised also of our CDMO activities that are slightly picking up. And we very much believe in it. So, most of the seeding that is done now are with small projects which are in Phase-1 and early Phase-2 and naturally some of these products will come to Phase-3 and beyond that and of course serve as a growth driver for the CDMO type of the business which is as I discussed in the past part of our Horizon-2 activities and it's seeding and picking up. The sales is, we are selling B2B in the PSAI, and it's picking up with launches of pharmaceutical products that we are serving in Japan as well as in some Middle Eastern and African countries. So, the combination of the three should grow PSAI in the future.

Shyam Srinivasan:	Is it early days, Erez, or can you quantify some of the non-API sections in the PSAI – CDMO or the projects that you are talking about?

Erez Israeli:	At this stage, the 2 sections are not big and we are not going to give yet a specific proportion. They are not big but they will be more and more meaningful. So, right now, still most of the PSAI comprises of the API per se sales. And in the case of Q2, it was comprised of some COVID sales as well, which was not in that magnitude in Q3. So, some of the sequential trend is related to COVID.

Shyam Srinivasan:	Second question is on the Sputnik. I missed some of the early comments. You said you are actively looking to register Sputnik Light as a booster, right? And what's the reason for doing the trial with other vaccines?

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

Erez Israeli:	We will have to get approval from the authorities here in India for the protocol of the trial. And pending that approval of that protocol, we will have a trial with other vaccines so it will serve as another option both private as well as the government for the booster in the future. We believe that the boosters will be part of our life and we'll have to take it once or twice a year now. And we believe that we want to be ready for that.

Shyam Srinivasan:	Last question, again on your opening remarks. You are now net cash. M&A, can you just help us understand what those therapy areas are or is there a geographical plan as well? Which are some of the assets or products that you will be looking to acquire?

Erez Israeli:	We are looking for opportunities in all of our spaces, all the geographies. India, naturally, as well as the emerging markets, United States, and Europe, in all of those geographies, there are now active projects. Some of them can be faster, and within the next few weeks if of course will be concluded and some of them maybe later. The nature of the capital allocation will be the same as we discussed in the past. We are not on a shopping spree. We see it as complementary to our organic growth. At the same time because we are in a very comfortable financial situation, we are planning to use that. So, now let us see which of the projects will be actually eventually come to conclusion. But likely that we will see multiple deals in the next coming months.

Moderator:	The next question is from the line of Ashish Thavkar from Motilal Oswal Asset Management. Please go ahead.

Ashish Thavkar:	Sir, on the Sputnik you said, obviously we have got permission from the government to export. Can you quantify the doses that we are planning to export or we are open to export any amount or there is a restriction?

Erez Israeli:	No restriction. I cannot specify now a specific number, but no restrictions that prevents us to export.

Ashish Thavkar:	But these numbers will be reflected in 4th quarter, you believe so?

Erez Israeli:	It depends on the type of approval that we will have for the product. For example, if Sputnik Light will be approved eventually as a vaccine and subsequent to that as a booster and subsequent to that as a booster for other products, then we will obtain WHO. If all of this will happen, it can create a nice opportunity for us. And of course, the quantities will be accordingly. So it depends of course on the type of approval that is relevant for this market at this particular time.

Ashish Thavkar:	Just to get this thing clear, you cannot export till you get some sort of approvals from various agencies. Is that the right understanding?

Erez Israeli:	No. We can export, but naturally, our customers will not buy a product that is not approved for use in the relevant markets for the relevant patients that are going to use it. So, it has to be approved in that specific country for the use either as a vaccine or as a booster. From there, we will derive the quantities.

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

Ashish Thavkar:	But as we understand, this product is approved by most of the Scandinavian countries. How about that?

Erez Israeli:	This is not a part of our agreement with the Russians. So, this will come directly from Russia, not from us, for these type of markets.

Ashish Thavkar:	The next question was on the pegfilgrastim. An earlier participant asked this, but I missed it. We were supposed to launch it in quarter 3 through Fresenius Kabi, right? We have launched the product or there is a delay? And if the delay is there, why so?

Amit Agarwal:	Ashish, Fresenius has indicated basically calendar 2022 is when they expect to launch the product in both the US and Europe markets.

Ashish Thavkar:	Do you say that we are still probably 2-3 quarters away from the launch?

Amit Agarwal:	They have not specified the quarter, but maybe in the next 1 or 2 quarters, it may happen. But obviously, we don't have the specific dates.

Ashish Thavkar:	Just last question on this price erosion in the US. It has been quite a while since we are facing double-digit price erosion. But as the investors understood, we felt that by the end of March, the intensity of the price erosion should gradually start coming off. In your experience and what you see in the market, would you be on similar lines? Would you also say that price erosion intensity would eventually come off by the end of March?

Erez Israeli:	As I mentioned before, the price erosion and the magnitude of price erosion is not top-down, it's bottom-up, meaning it depends on the product that is facing that specific competition. And in our case, most of our portfolio faced it. So, likely that we are not going to see another round for these specific products and hence it will probably come down. So, it's not a top-down, it's a bottom-up. And from there, it can't be this level of erosion.

Moderator:	We will take the next question from the line of Kunal Dhamesha from Emkay Global. Please go ahead.

Kunal Dhamesha:	On pegfilgrastim, we are seeing that the launch can happen in the next one or 2 quarters, but have we supplied any initial inventory to Fresenius Kabi or it will happen once the approvals come around. And I assume that we will also take time, right? If already not supplied?

Erez Israeli:	Just to say, as part of the deal, all the rights, all the activities of this product are done by Fresenius, not by us. And therefore, we have just had a certain financial arrangement with Fresenius. Once they will go, we will enjoy a stream of value that will come from their launch. So, we are not supplying and not involved in the launch, and we are not aware of the date. We are going to be advised by them when they will decide to do that.

Moderator:	The next question is from the line of Sameer Baisiwala from Morgan Stanley. Please go ahead.

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

Sameer Baisiwala:	Just one final question. How are you thinking about your injectable portfolio for the US market? As in how many ANDAs have been filed, and are there any complex long-acting type, microsphere type of product, or peptide type product that you've done the filing, and when can we start to see the approval cycle begin for these?

Erez Israeli:	It's naturally very important to us, not just in US but also globally. And the answer is yes, we do have this complex generic asset as part of that effort. Some of it took a long time to develop and in some we are still in development. Overall, the injectable and the complex generic will drive the growth in the United States on the generic path and it will grow faster than the retail product.

Sameer Baisiwala:	Very specifically, have you filed some of these high-value complex injectables?

Erez Israeli:	We did file some high-value complex injectables, yes.

Sameer Baisiwala:	And the PAI done in Duvvada, does it relate to one such product?

Erez Israeli:	Some of these products are coming from Duvvada, yes.

Sameer Baisiwala:	No sir. The question is, the PAI (pre-approval inspection) done by FDA, was it related to one such complex, large injectable product?

Erez Israeli:	The PAI was not related to specific products like that, but naturally, when you have the PAI, they're not checking only the specific products, they are checking the entire site.

Moderator:	Ladies and gentlemen, we will take the last question from the line of Alok Dalal from CLSA. Please go ahead.

Alok Dalal:	Taking Sameer's question forward on Duvvada, would you still expect to grow in the US next year if there is an adverse observation on Duvvada from the FDA?

Erez Israeli:	First, we hope not to have this adverse effect. And second, we, at this stage, are not looking for scenarios if we don't have the sites. But these sites are very very important for the growth in the United States, not just next year but also in the years to come.

Alok Dalal:	Erez, any update on NuvaRing? Internally, have you decided to go ahead with the launch or drop it?

Erez Israeli:	We did not finish all the evaluation, but unlikely that you'll see launch in the next few months.

Alok Dalal:	Lastly, any update on Copaxone?

Erez Israeli:	Still in process. It's now in the FDA court, the ball is in their court, meaning, that we have submitted all the relevant information and we are waiting for the response. Again, at least, I don't think I'm likely to see a launch in the next few months.

Dr. Reddy's Laboratories Ltd.

January 28th, 2022

Moderator:	Ladies and gentlemen, that was the last question. I now hand the conference over to the management for closing comments.

Amit Agarwal:	Thank you all for joining us today for the earnings call. In case of any further queries, please reach out to the investor relations team.

Moderator:	Ladies and gentlemen, on behalf of Dr. Reddy's, that concludes this conference. We thank you all for joining us. And you may now disconnect your lines.

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